                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                       CANADIAN OCCIDENTAL PETROLEUM LTD.
           -----------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $1.00 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   136 420 106
           -----------------------------------------------------------
                                 (CUSIP Number)


                            Donald P. de Brier, Esq.
                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024
                                 (310) 208-8800
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 27, 1999
           -----------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP No. 136 420 106                13D                  Page 2 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Petroleum Corporation
           95-4035997
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               40,223,620 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               40,223,620 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,223,620 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 3 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Petroleum Investment Co.
           95-2584267
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               40,219,620 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               40,219,620 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,219,620 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 4 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Oil and Gas Corporation
           95-2864974
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               4,000 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               4,000 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 5 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           OXY USA Inc.
           73-1166880
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               4,000 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               4,000 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 6 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Chemical Holding Corporation
           95-2865897
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               40,215,620 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               40,215,620 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,215,620 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 7 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Oxy Chemical Corporation
           95-2813195
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               40,215,620 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               40,215,620 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,215,620 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 8 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Oxy CH Corporation
           95-3992422
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               40,215,620 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               40,215,620 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,215,620 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                  Page 9 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Chemical Corporation
           16-0484732
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               40,215,620 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               40,215,620 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,215,620 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                 Page 10 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Chemical Investment (Canada) 1, Inc.
           95-4628624
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               35,764,388 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               35,764,388 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           35,764,388 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.0%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

CUSIP No. 136 420 106                13D                 Page 11 of 30 Pages
----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Occidental Chemical Investment (Canada) 2, Inc.
           95-4628625
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
      (SEE INSTRUCTIONS)                                (b) [ ]

----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

           00
----------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------
                 :    7     SOLE VOTING POWER
                 :               0
NUMBER OF        :----------------------------------------------------------
SHARES           :    8     SHARED VOTING POWER
BENEFICIALLY     :               4,459,232 shares
OWNED BY         :----------------------------------------------------------
EACH             :    9     SOLE DISPOSITIVE POWER
REPORTING        :               0
PERSON WITH      :----------------------------------------------------------
                 :    10    SHARED DISPOSITIVE POWER
                 :               4,459,232 shares
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,459,232 shares
----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.2%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
----------------------------------------------------------------------------

EXPLANATORY NOTE:

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") restates and amends the Statement on Schedule 13D (the "Schedule 13D") originally filed on February 28, 1992 by Occidental Petroleum Corporation ("Occidental"), Occidental Petroleum Investment Co., Occidental Chemical Holding Corporation, Oxy Chemical Corporation, Oxy CH Corporation, Occidental Chemical Corporation, Occidental Oil and Gas Corporation and OXY USA Inc.(successor to OXY Oil and Gas USA Inc.), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 10, 1992 with respect to the common shares ("CanadianOxy Shares") of Canadian Occidental Petroleum Ltd. ("CanadianOxy") owned by them.

     In this Amendment No. 2, all of the amounts of CanadianOxy Shares have been adjusted for stock splits which occurred subsequent to July 1971 through the most recent split in May 1996.

     This Amendment No. 2 is being filed to report (i) the transfer to and the acquisition of beneficial ownership by and among subsidiaries of Occidental pursuant to the most recent internal reorganization described in Item 3 below and (ii) Occidental's current position with respect to its investment in CanadianOxy Shares as described in Item 4 below.

ITEM 1.   SECURITY AND ISSUER

          Title of Class of Securities:
          ----------------------------

          Common Shares, par value $1.00 per share (the "CanadianOxy Shares").

          Name of Issuer:
          --------------

          Canadian Occidental Petroleum Ltd.

          Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1500, 635-8th Avenue, S.W.
          Calgary, Alberta, Canada, T2P 3Zl

ITEM 2.   IDENTITY AND BACKGROUND

          OCCIDENTAL PETROLEUM CORPORATION ("OCCIDENTAL")

          (i)  Address of principal office and principal business:

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: engaged, through its subsidiaries and affiliates, in the production, development and marketing of natural resources and chemicals

          OCCIDENTAL PETROLEUM INVESTMENT CO. ("OPIC")

          (i)  Address of principal office and principal business:

               10889 Wilshire Boulevard, Suite 1500
               Los Angeles, California 90024

          (ii) Principal business: holding company


          OCCIDENTAL OIL AND GAS CORPORATION ("OOGC")

          (i)  Address of principal office and principal business

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: holding company for oil and gas entities


          OXY USA INC. ("OXY USA")

          (i)  Address of principal office and principal business

               110 West 7th Street
               P.O. Box 300
               Tulsa, Oklahoma 74012

          (ii) Principal business: domestic oil and gas exploration and production


          OCCIDENTAL CHEMICAL HOLDING CORPORATION ("OCHC")

          (i)  Address of principal office and principal business:

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: production, marketing and research of industrial and specialty chemicals, plastics, agricultural chemicals, chemical fertilizers, feed products.


          OXY CHEMICAL CORPORATION ("OXY CC")

          (i)  Address of principal office and principal business:

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: holding company

          OXY CH CORPORATION ("OXY CH")

          (i)  Address of principal office and principal business

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: holding company


          OCCIDENTAL CHEMICAL CORPORATION ("OCC")

          (i)  Address of principal office and principal business:

               5005 LBJ Freeway
               Dallas, Texas 75244

          (ii) Principal business: produces wide variety of industrial chemicals and plastics; also sells chemical process technology


          OCCIDENTAL CHEMICAL INVESTMENT (CANADA) 1, INC. ("OCIC1")

          (i)  Address of principal office and principal business:

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: holding company


          OCCIDENTAL CHEMICAL INVESTMENT (CANADA) 2, INC.("OCIC2")

          (i)  Address of principal office and principal business:

               10889 Wilshire Boulevard
               Los Angeles, California 90024

          (ii) Principal business: holding company


          The name, business address and current principal occupation or employment of each of the executive officers and directors of Occidental, OPIC, OCHC, Oxy CC, Oxy CH, OCC, OOGC, OXY USA, OCIC1 and OCIC2 (collectively, "Companies") are set forth below. Unless otherwise indicated, the business address of each such person is 10889 Wilshire Boulevard, Los Angeles, California 90024. All such persons listed below are citizens of the United States except Mr. Syriani, who is a citizen of Lebanon; Dr. Segovia, who is a citizen of Colombia; and Mr. Feick, who is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Occidental. Directors of Occidental are identified by an asterisk (*).

                                      Present Principal Occupation
Name and Business Address               or Employment
-------------------------             ----------------------------

Ray R. Irani*                         Chairman of the Board and Chief Executive
                                      Officer

Dale R. Laurance*                     President; Director and Chairman of the
                                      Board, President and Chief Executive
                                      Officer of OOGC

John W. Alden(1)(4)(8)(9)             Assistant Treasurer and Assistant
                                      Secretary; Vice President and Secretary of
                                      OPIC; Assistant Secretary of OXY USA

Ronald W. Burkle*                     Managing Partner and majority owner of The
10000 Santa Monica Boulevard          Yucaipa Companies
Los Angeles, California 90067

John S. Chalsty*                      Chairman of the Board, Donaldson, Lufkin &
277 Park Avenue                       Jenrette, Inc.
New York, New York 10172

Edward P. Djerejian*                  Director, James A. Baker III Institute for
Rice University, MS-40                Public Policy
6100 Main Street
Houston, Texas 77005-1892

John E. Feick*                        President, Matrix Solutions, Inc.
230, 319-2nd Avenue, SW
Calgary, Alberta, Canada T2P OC5

J. Roger Hirl*(4)(6)(7)               Executive Vice President; President and
5005 LBJ Freeway                      Chief Executive Officer of OCHC; President
Dallas, Texas 75244                   and Chief Executive Officer of Oxy CC;
                                      President and Chief Executive Officer of
                                      Oxy CH; President and Chief Executive
                                      Officer of OCC

John W. Kluge*                        Chairman and President, Metromedia Company
215 East 67th Street
New York, New York 10021

Irwin W. Maloney*                     Retired Chairman and CEO, Dataproducts
                                      Corporation

Rudolfo Segovia*                      Visiting Professor of Management at Lehigh
Cra. 9A No. 99-02 OF. 1003            University
Apdo. Aereo 14451
Santafe de Bogota, Colombia

Aziz D. Syriani*                      President and Chief Operating Officer of
505 Park Avenue - 11th Floor          The Olayan Group
New York, New York 10022

                                      Present Principal Occupation
Name and Business Address               or Employment
-------------------------             ----------------------------

Rosemary Tomich*                      Owner of the Hope Cattle Company and the
                                      A.S. Tomich Construction Company; Chairman of the Board of Directors and Chief
                                      Executive Officer, Livestock Clearing,
                                      Inc.

Stephen I. Chazen                     Executive Vice President - Corporate
                                      Development and Chief Financial Officer

Donald P. de Brier                    Executive Vice President, Secretary and
                                      General Counsel

Richard W. Hallock                    Executive Vice President - Human Resources

John W. Morgan                        Executive Vice President - Operations;
                                      Vice President of OPIC; Vice President of
                                      Occidental Chemical Investment (Canada) 1,
                                      Inc.; Vice President of Occidental
                                      Chemical Investment (Canada) 2, Inc.

W. Howard Collins                     Vice President - Public Relations

S. P. Dominick, Jr.                   Vice President and Controller; Vice
                                      President and Controller of OPIC

J. R. Havert                          Vice President and Treasurer; Assistant
                                      Treasurer of OPIC; Vice President and
                                      Treasurer of OOGC; Vice President and
                                      Treasurer of OXY USA; Assistant Treasurer and Vice President of OCHC; Vice President and Treasurer of Oxy CC; Vice President and Treasurer of Oxy CH; Vice President and Treasurer of OCC; Assistant Treasurer of Occidental Chemical Investment (Canada)
                                      1, Inc.; Assistant Treasurer of Occidental
                                      Chemical Investment (Canada) 2, Inc.

Kenneth J. Huffman                    Vice President - Investor Relations

Anthony R. Leach(1)(4)(8)(9)          Vice President - Finance; President of
                                      OPIC; Executive Vice President of OCHC;
                                      Vice President of OCC; President of
                                      Occidental Chemical Investment (Canada) 1,
                                      Inc.; President of Occidental Chemical
                                      Investment (Canada) 2, Inc.

Robert M. McGee                       Vice President

                                      Present Principal Occupation
Name and Business Address               or Employment
-------------------------             ----------------------------

Richard A. Swan                       Vice President - Health, Environment and
                                      Safety

Aurmond A. Watkins, Jr.               Vice President - Tax; Vice President of
                                      OCHC; Vice President and Assistant
                                      Secretary of OCC

Robert E. Irelan(2)                   Executive Vice President - Worldwide
                                      Production of OOGC

S. A. (Pete) Smith                    Executive Vice President of OOGC

Robert W. Brewer(3)                   President of OXY USA
110 West 7th Street
P.O. Box 300
Tulsa, Oklahoma 74102

Charles A. Purser(3)                  Secretary of OXY USA
110 West 7th Street
P.O. Box 300
Tulsa, Oklahoma 74102

Richard A. Lorraine(7)                Executive Vice President and Chief
5005 LBJ Freeway                      Financial Officer of OCHC; Chief Financial
Dallas, Texas 75244                   Officer and Executive Vice President of
                                      Oxy CC; Director and Chief Financial
                                      Officer and Executive Vice President of
                                      Oxy CH; Executive Vice President and Chief
                                      Financial Officer of OCC

Keith C. McDole(6)(7)                 Secretary, General Counsel and Senior Vice
5005 LBJ Freeway                      President of OCHC; Secretary, Senior Vice
Dallas, Texas 75244                   President and General Counsel of Oxy CC;
                                      Secretary, Senior Vice President and
                                      General Counsel of Oxy CH; Secretary and
                                      General Counsel and Senior Vice President of OCC

Charles F. Hazzard                    Executive Vice President - Administration
5005 LBJ Freeway                      of OCC
Dallas, Texas 75244

John L. Hurst III                     Executive Vice President of OCC
5005 LBJ Freeway
Dallas, Texas 75244

Charles L. Mears                      Executive Vice President - Basic Chemicals
5005 LBJ Freeway                      of OCC
Dallas, Texas 75244

                                      Present Principal Occupation
Name and Business Address               or Employment
-------------------------             ----------------------------

R. J. Schuh                           Executive Vice President - Performance
5005 LBJ Freeway                      Products of OCC
Dallas, Texas 75244

Frank M. Spinola                      Executive Vice President - Industrial
5005 LBJ Freeway                      Specialties of OCC
Dallas, Texas 75244

Leslie J. Story                       Executive Vice President - Technology
5005 LBJ Freeway                      and Commercialization of OCC
Dallas, Texas 75244

----------
(1)      Director of OPIC
(2)      Director of OOGC
(3)      Director of OXY USA
(4)      Director of OCHC
(5)      Director of Oxy CC
(6)      Director of Oxy CH
(7)      Director of OCC
(8)      Director of OCIC1
(9)      Director of OCIC2

          During the last five years none of the Companies or the natural persons named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Prior to July 1971, Occidental Overseas Capital Corporation, a Delaware corporation ("OOCC"), which was then a wholly owned subsidiary of the predecessor corporation to Occidental (for simplicity, such predecessor corporation is referred to as "Occidental"), owned 56% of the outstanding capital stock of Jefferson Lake Petrochemical of Canada Limited, a Canadian corporation ("Petrochem"). The remaining capital stock of Petrochem was publicly held.

          In order to simplify and consolidate Occidental's business interests in Canada and to accomplish those savings which could be effected by the combination of these businesses into a single entity, an amalgamation under the Canadian Business Corporations Act of Petrochem and certain indirect, wholly owned subsidiaries of Occidental was effected, pursuant to which CanadianOxy was formed. Simultaneously with such amalgamation, Occidental transferred all of its Canadian oil and gas operations to CanadianOxy in exchange for 13,045,464 CanadianOxy Shares (such transfer, together with the above-referenced amalgamation, the "Reorganization"). In connection with the Reorganization, (i) OOCC received 17,821,656 CanadianOxy Shares, (ii)Occidental Chemical Ltd. ("OCL"), as a shareholder of one or more of the amalgamated corporations, received 32,191,272 CanadianOxy Shares, (iii) OCC, as a shareholder of one or more of the amalgamated corporations, received 2,483,664 CanadianOxy Shares, and Hooker Parker (Canada) Limited ("HPCL"), as a shareholder of one or more of the amalgamated corporations, received 1,081,452 CanadianOxy Shares.

          Between July 1971 and February 17, 1992, there were numerous internal reorganizations of the Companies' ownership of the CanadianOxy Shares.

          On February 18, 1992, pursuant to an internal reorganization of the Companies' ownership of the CanadianOxy Shares, Oxy CC and OCC together transferred all of the outstanding equity of HPCL and OCL to a wholly owned subsidiary of CanadianOxy in exchange for 26,636,362 newly issued CanadianOxy Shares, which amount equals the aggregate amount of CanadianOxy Shares theretofore held by HPCL and OCL.

          On March 10, 1992, Oxy CC sold 24,000,000 CanadianOxy Shares to the Underwriters (as defined in Item 4 below) in a public offering in Canada and private transactions in the United States.

          On April 11, 1997, pursuant to an internal reorganization of the Companies' ownership of the CanadianOxy Shares, Occidental, OCC, and Oxy USA exchanged all rights with respect to their respective CanadianOxy Shares for shares of OCIC1 and Oxy CC exchanged all rights with respect to its CanadianOxy Shares for shares of OCIC2.

ITEM 4.   PURPOSE OF TRANSACTION

          Each of OCC and Oxy CC acquired the shares of CanadianOxy owned by HPCL and OCL pursuant to an internal reorganization of the ownership of such shares.

          Pursuant to the Underwriting Agreement, dated February 19, 1992 (the "Underwriting agreement") among Occidental, Oxy CC, OCC, CanadianOxy, RBC Dominion Securities and the other underwriters named therein (the "Underwriters"), Oxy CC sold 24,000,000 CanadianOxy Shares on March 10, 1992 (the "Offering"). Oxy CC received 11.75 Canadian dollars per CanadianOxy Share and the 24,000,000 CanadianOxy Shares were pledged by the Underwriters, for the benefit of Oxy CC, pursuant to the terms of an Instalment Receipt and Pledge Agreement (the Instalment Receipt Agreement"), by and among Occidental, Oxy CC, CanadianOxy, the Underwriters, Royal Trust Company, as Custodian (the "custodian"), and a wholly owned subsidiary of the Custodian, as the Security Agent. The Underwriters, pursuant to the Underwriting Agreement, sold

          Instalment Receipts, each of which represented the right to receive one CanadianOxy Share upon payment of the second (and final) instalment of 14.00 Canadian dollars per CanadianOxy Share (the "Final Instalment"). The Final Instalments were paid by December 31, 1992. As a result of the Offering, the Companies owned beneficially 40,223,620 CanadianOxy Shares, or approximately 30.1% of the CanadianOxy Shares.

          Pursuant to an internal reorganization of Occidental's investment in the CanadianOxy Shares, OCIC1 acquired all rights with respect to the CanadianOxy Shares previously held by Occidental, OCC and Oxy USA and OCIC2 acquired all rights with respect to the CanadianOxy Shares previously held by Oxy CC. It is expected that OCIC1 and OCIC2 will become the record owners of such shares.

          Through the Companies, Occidental currently holds its CanadianOxy Shares with a view toward maximizing long-term shareholder value for Occidental's shareholders.

          Occidental reviews and analyzes on a continuing basis its investments in each of its subsidiaries and other operations, including the CanadianOxy Shares, in order to determine whether shareholder value for Occidental's shareholders is better served by holding those investments, disposing of or monetizing those investments or recapitalizing or otherwise restructuring those investments. With respect to the CanadianOxy Shares, these reviews and analyses are based upon a variety of factors, including without limitation, the price of, and other market conditions relating to, the CanadianOxy Shares, the investment return on the CanadianOxy Shares, CanadianOxy's business and prospects, other investment and business opportunities available to Occidental, general stock market and economic conditions, tax considerations and other factors deemed relevant.

          As part of this periodic review, Occidental is currently considering all of its options, including without limitation, whether Occidental (and the other Companies) should:

          (i)     continue to hold all of its CanadianOxy Shares;

          (ii) sell for cash all or a portion of its CanadianOxy Shares in privately negotiated or underwritten transactions with one or more purchasers, including CanadianOxy, underwriters or third parties;

          (iii) acquire all or an additional portion of the outstanding CanadianOxy Shares;

          (iv) exchange all or a portion of its CanadianOxy Shares for assets of CanadianOxy or a third party;

          (v) exchange all or a portion of its CanadianOxy Shares for stock of a third party;

          (vi) acquire either directly or from a third party assets held by CanadianOxy for cash; or

          (vii)   any combination of the foregoing.

          Any such transaction would be subject, among other things, to the negotiation of satisfactory terms and conditions and all necessary governmental filings and approvals, including, in certain circumstances, the approval of CanadianOxy's board of directors and/or shareholders. If Occidental (and the other Companies) were to pursue one of the transactions described in clauses (ii) through (vii) above, it is possible that one or more of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D could occur.

          Occidental has disclosed to the board of directors of CanadianOxy that, with respect to its investment in CanadianOxy, Occidental currently intends to actively consider and entertain alternative transactions for maximizing value for Occidental's shareholders. However, there can be no assurance that any such transaction will be pursued, or, if pursued, will be consummated.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  As of July 28,1999:

               (i) Occidental beneficially owned 40,223,620 CanadianOxy Shares (approximately 29.2% of the outstanding CanadianOxy Shares); all but 4,000 of such CanadianOxy Shares are owned of record by subsidiaries of Occidental;

               (ii) OPIC beneficially owned 40,219,620 CanadianOxy Shares (approximately 29.2% of the outstanding CanadianOxy Shares); all of such CanadianOxy Shares are owned of record by subsidiaries of OPIC;

               (iii) OCHC and Oxy CC beneficially owned 40,215,620 CanadianOxy Shares (approximately 29.2% of the outstanding CanadianOxy Shares); all of such CanadianOxy Shares are owned of record by subsidiaries of OCHC and Oxy CC; 4,459,232 CanadianOxy Shares are owned of record by Oxy CC;

               (iv) OOGC and Oxy USA beneficially owned 4,000 CanadianOxy Shares (approximately 0.0% of the outstanding CanadianOxy Shares); all of such CanadianOxy Shares are owned of record by subsidiaries of OOGC and Oxy USA; 4,000 CanadianOxy Shares are owned of record by Oxy USA;

               (v) Oxy CH and OCC beneficially owned 40,215,620 CanadianOxy Shares (approximately 29.2% of the outstanding CanadianOxy Shares); 4,459,232 of such CanadianOxy Shares are owned of record by Oxy CC and 35,756,388 of such CanadianOxy Shares are owned of record by OCC;

               (vi) OCIC1 beneficially owned 35,764,388 CanadianOxy Shares (approximately 26.0% of the outstanding CanadianOxy Shares); 4,000, 4,000, and 35,756,388 of such shares are owned of record by Occidental, OXY USA and OCC, respectively;

               (vii) OCIC2 beneficially owned 4,459,232 CanadianOxy Shares (approximately 3.2% of the outstanding CanadianOxy Shares); 4,459,232 of such CanadianOxy Shares are owned of record by Oxy CC;

               (viii) Dr. Ray R. Irani beneficially owned options to acquire 100,000 CanadianOxy Shares, of which options to acquire 60,000 CanadianOxy Shares are presently exercisable;

               (ix) Dr. Dale R. Laurance beneficially owned 3,000 CanadianOxy Shares; all of such CanadianOxy Shares are owned of record by Dr. Laurance;

               (x) John E. Feick beneficially owned 3,000 CanadianOxy Shares; all of such CanadianOxy Shares are owned of record by Mr. Feick.

          (b)  Number of shares as to which Occidental has:

               (i)     sole power to vote or to direct the vote: 0

               (ii)    shared power to vote or to direct the vote: 40,223,620

               Number of shares as to which Occidental has:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       40,223,620

               Number of shares as to which OPIC has:

               (i)    sole power to vote or to direct the vote: 0

               (ii)   shared power to vote or to direct the vote: 40,219,620

               Number of shares as to which OPIC has:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       40,219,620

               Number of shares as to which OOGC and Oxy USA have:

               (i)     sole power to vote or to direct the vote: 0

               (ii)    shared power to vote or to direct the vote: 4,000

               Number of shares as to which OOGC and Oxy USA have:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       4,000

               Number of shares as to which OCHC and Oxy CC have:

               (i)     sole power to vote or to direct the vote: 0

               (ii)    shared power to vote or to direct the vote: 40,215,620

               Number of shares as to which OCHC and Oxy CC have:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       40,215,620

               Number of shares as to which Oxy CH and OCC have:

               (i)     sole power to vote or to direct the vote: 0

               (ii)    shared power to vote or to direct the vote: 40,215,620

               Number of shares as to which Oxy CH and OCC have:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       40,215,620

               Number of shares as to which OCIC1 has:

               (i)     sole power to vote or to direct the vote: 0

               (ii)    shared power to vote or to direct the vote: 35,764,388

               Number of shares as to which OCIC1 has:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       35,764,388

               Number of shares as to which OCIC2 has:

               (i)     sole power to vote or to direct the vote: 0

               (ii)    shared power to vote or to direct the vote: 4,459,232

               Number of shares as to which OCIC2 has:

               (i)     sole power to dispose or to direct the disposition: 0

               (ii)    shared power to dispose or to direct the disposition:
                       4,459,232

               Number of shares as to which Dr. Ray R. Irani has:

               (i)     sole power to vote or to direct the vote: 60,000

               (ii)    shared power to vote or to direct the vote: 0

               Number of shares as to which Dr. Ray R. Irani has:

               (i)     sole power to dispose or to direct the disposition:
                       60,000

               (ii)    shared power to dispose or to direct the disposition: 0

               Number of shares as to which Dr. Dale R. Laurance has:

               (i)     sole power to vote or to direct the vote: 3,000

               (ii)    shared power to vote or to direct the vote: 0

               Number of shares as to which Dr. Dale R. Laurance has:

               (i)     sole power to dispose or to direct the disposition: 3,000

               (ii)    shared power to dispose or to direct the disposition: 0

               Number of shares as to which John E. Feick has:

               (i)     sole power to vote or to direct the vote: 3,000

               (ii)    shared power to vote or to direct the vote: 0

               Number of shares as to which John E. Feick has:

               (i)     sole power to dispose or to direct the disposition: 3,000

               (ii)    shared power to dispose or to direct the disposition:0

          (c) On February 18, 1992, pursuant to an internal reorganization of the Companies' ownership of the CanadianOxy Shares, Oxy CC and OCC together transferred all of the outstanding equity of HPCL and OCL to a wholly owned subsidiary of CanadianOxy in exchange for 26,636,362 newly issued CanadianOxy Shares.

               On March 10, 1992, Oxy CC sold 24,000,000 CanadianOxy Shares to the Underwriters in a public offering in Canada and private transactions in the United States.

               On April 11, 1997, pursuant to an internal reorganization of the Companies' ownership of the CanadianOxy Shares, Occidental, OCC and Oxy USA exchanged all rights with respect to their respective CanadianOxy Shares for shares of OCIC1, and Oxy CC exchanged all rights with respect to its CanadianOxy Shares for shares of OCIC2.

          (d)  Not applicable

          (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Occidental, Oxy CC, OCC and CanadianOxy are parties to the Underwriting Agreement with the Underwriters. Pursuant to the Underwriting Agreement Oxy CC sold 24,000,000 CanadianOxy Shares on an instalment receipt basis, as described in Item 4 above. Pursuant to the Underwriting Agreement, Occidental and Oxy CC agreed to indemnify the Underwriters against certain liabilities relating to disclosure in the prospectus relating to the offering of Installment Receipts.

          Except for the agreements pursuant to which Occidental, Oxy CC, OCC and OXY USA transferred ownership of their CanadianOxy Shares to OCIC1 and OCIC2, there are currently no other effective contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any other person with respect to any securities of CanadianOxy.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1   -  Agreement Pursuant to Rule 13d-1(f)(1)(iii).*

          Exhibit 2   -  Underwriting Agreement, dated February 19, 1992, among
                         Occidental, OCC, Oxy CC, CanadianOxy and the
                         Underwriters.*

          Exhibit 3   -  Amalgamation Agreement, dated as of February 18, 1992,
                         among CanadianOxy, Subco (a wholly owned subsidiary of CanadianOxy), HPCL and OCL.*

          Exhibit 4   -  Agreement pursuant to Rule 13d-1(f)(1)(iii).*

          Exhibit 5   -  Instalment Receipt and Pledge Agreement, dated March
                         10, 1992, by and among Occidental, Oxy CC, CanadianOxy, the Underwriters, Royal Trust Company, as Custodian, and a wholly owned subsidiary of the Custodian.*

          Exhibit 6   -  Agreement Pursuant to Rule 13d-1(k)

          Exhibit 7   -  Transfer Agreement, dated April 11, 1997, between OCIC1 and Occidental

          Exhibit 8   -  Transfer Agreement, dated April 11, 1997, between OCIC1 and OCC

          Exhibit 9   -  Transfer Agreement, dated April 11, 1997, between OCIC1 and OXY USA

          Exhibit 10  -  Transfer Agreement, dated April 11, 1997, between OCIC2 and Oxy CH

          ---------------
          * Previously filed.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 27, 1999                           OCCIDENTAL PETROLEUM CORPORATION


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Treasurer


                                        OCCIDENTAL PETROLEUM INVESTMENT CO.


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Assistant Treasurer


                                        OCCIDENTAL CHEMICAL HOLDING CORPORATION


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Assistant
                                                   Treasurer


                                        OXY CHEMICAL CORPORATION


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Treasurer


                                        OXY CH CORPORATION


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Treasurer


                                        OCCIDENTAL CHEMICAL CORPORATION


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Treasurer

                                        OCCIDENTAL OIL AND GAS CORPORATION


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Treasurer


                                        OXY USA INC.


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Vice President and Treasurer


                                        OCCIDENTAL CHEMICAL INVESTMENT (CANADA)
                                        1, INC.


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Assistant Treasurer


                                        OCCIDENTAL CHEMICAL INVESTMENT (CANADA)
                                        2, INC.


                                        By: James R. Havert
                                            ------------------------------------
                                            Name:  James R. Havert
                                            Title: Assistant Treasurer